UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Ecovyst Inc.

Delaware	001-38221
(State or other jurisdiction of incorporation)	(Commission file number)

600 Lee Road, Suite 200
Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip code)

Joseph S. Koscinski
Vice President, Chief Administrative Officer, General Counsel and Secretary
(484)	617-1200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2024.

Section 1 – Conflict Minerals Disclosure

Ecovyst Inc. and subsidiaries (the “Company” or “Ecovyst”) is a leading integrated and innovative global provider of advanced materials, specialty catalysts and services. The Company supports customers globally through its strategically located network of manufacturing facilities. The Company believes that its products and services contribute to improving the sustainability of the environment.

This Form SD of the Company is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”). The Rule implements reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Conflict minerals are defined by the United States Securities and Exchange Commission (the “SEC”) as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products and contained in the finished products. The Rule requires that SEC registrants conduct in good faith a reasonable country of origin inquiry designed to determine whether any such necessary Conflict Minerals originated in the Democratic Republic of the Congo or “adjoining countries” (as defined by the SEC) (collectively, the “Covered Countries”) or are from recycled or scrap sources.

Item 1.01 Conflict Minerals Disclosure and Report

The Company reviewed the finished products that it and its subsidiaries manufactures either internally or pursuant to arrangements with third-party manufacturers during the Reporting Period (the “Product Review”). The objective of the Product Review was to identify finished products that the Company and its subsidiaries manufactures or contracts to manufacture that may contain one or more Conflict Minerals. In this effort, the Director of Product Stewardship of the Company routinely evaluated and verified the source and use of raw materials purchased and used by the Company and its subsidiaries globally to determine whether any Conflict Minerals used in the Company’s and its subsidiaries’ products are sourced from Covered Countries or are from recycled or scrap sources. The Company has determined that Conflict Minerals are contained in, and are necessary to the functionality or production of, a finished product that contains silicotungstic acid, which is a tungsten compound. The Company’s Advanced Materials & Catalysts segment purchased ten metric tons of such tungsten compound, which is used as a raw material to manufacture, and is contained in, a certain catalyst product (the “Covered Product”).

As a result of such determination, and in accordance with the Dodd-Frank Act and the Rule, the Company conducted in good faith a reasonable country of origin inquiry as to the tungsten compound contained in the Covered Product by seeking a certification from the direct, exclusive supplier of such compound (the “Covered Supplier”). The Covered Supplier has provided the Company with a signed certification of the name and location of each smelter from which the Covered Supplier sources the tungsten used in producing the tungsten compound that is contained in the Covered Product (the “Supplier Certification”). According to the Supplier Certification, none of the tungsten contained in the Covered Product was sourced from smelters in any Covered Country.

Based on the results of its reasonable country of origin inquiry, and its review of the information and the Supplier Certification, the Company has no reason to believe that the tungsten contained in the Covered Product may have originated in any of the Covered Countries or may not be from recycled or scrap sources.

This conflict minerals disclosure is publicly available on the Company’s website at https://investor.ecovyst.com/management-governance/governance-documents.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibit

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ecovyst Inc.

Date:	May 30, 2025	By:	/s/ JOSEPH S. KOSCINSKI
		Name:	Joseph S. Koscinski
		Title:	Vice President, Chief Administrative Officer, General Counsel and Secretary